SEC 14041396 ISSION

SEC
Mail Processing
Section
AUG ... 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
AUG 28 2014
Washington DC
404

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SEC FILE NUMBER
8- 20957

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/13 (MM/DD/YY) AND ENDING 06/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Krambo Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1355 Bay Street, Apt #4
(No. and Street)

San Francisco (City) CA (State) 94123-2246 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen McInerney (415) 281-4100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

225 South Sixth Street, Suite 2300 (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KRAMBO CORPORATION

San Francisco, California

FINANCIAL STATEMENTS

Including Report of Independent Registered Public Accounting Firm

As of and for the Years Ended June 30, 2014 and 2013

OATH OR AFFIRMATION

I, Ronald Gruber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Krambo Corporation, as of June 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

HEATH SMITH
NOTARY PUBLIC - STATE OF MICHIGAN
COUNTY OF WASHTENAW
My Commission Expires Sept. 30, 2019
Acting in the County of WASHTENAW

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BAKER TILLY

Candor. Insight. Results.

KRAMBO CORPORATION

TABLE OF CONTENTS
As of and for the Years Ended June 30, 2014 and 2013

BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Krambo Corporation
San Francisco, California

We have audited the accompanying financial statements of Krambo Corporation, which comprise the statements of financial condition as of June 30, 2014 and 2013, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of June 30, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information contained in the schedule presented on page 10 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
August 26, 2014

KRAMBO CORPORATION

STATEMENTS OF FINANCIAL CONDITION
As of June 30, 2014 and 2013

ASSETS

	2014	2013
Cash and cash equivalents	$ 53,620	$ 46,382
Fees receivable	18,300	7,390
Prepaid expenses	2,957	1,343
Office furniture and equipment, net	20,697	6,292
Lease deposit	3,712	3,712
TOTAL ASSETS	$ 99,286	$ 65,119

LIABILITIES AND STOCKHOLDERS' EQUITY

	2014	2013
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 7,171	$ 19,152
Total Liabilities	7,171	19,152
STOCKHOLDERS' EQUITY		
Common stock, $1 par value per share		
5,000 shares authorized		
2,663 shares issued and outstanding	2,663	2,663
Additional paid-in capital	427,253	427,253
Accumulated deficit	(337,801)	(383,949)
Total Stockholders' Equity	92,115	45,967
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 99,286	$ 65,119

See accompanying notes to financial statements.

KRAMBO CORPORATION

STATEMENTS OF OPERATIONS
For the Years Ended June 30, 2014 and 2013

	2014	2013
REVENUES	$ 523,526	$ 294,196
EXPENSES		
Salaries and payroll taxes	294,437	190,168
Travel and entertainment	24,648	4,269
Insurance	1,757	1,909
Rent	49,176	15,509
Professional services	42,094	62,116
Regulatory services	6,158	3,227
Other taxes	800	951
Depreciation	3,315	3,637
Technology, data and communications	16,963	7,562
Stationary and supplies	8,636	3,707
Postage	2,786	3,387
Subscriptions and memberships	912	4,259
Conferences and continuing education	4,068	146
Miscellaneous	635	3,275
Charitable contributions	1,000	500
Total Expenses	457,385	304,622
OTHER INCOME		
Interest income	7	8
Other Income	7	8
NET INCOME (LOSS)	$ 66,148	$ (10,418)

See accompanying notes to financial statements.

KRAMBO CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended June 30, 2014 and 2013

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
BALANCES, June 30, 2012	$ 2,663	$ 427,253	$ (373,531)	$ 56,385
2013 Net loss	-	-	(10,418)	(10,418)
BALANCES, June 30, 2013	2,663	427,253	(383,949)	45,967
2014 Net income	-	-	66,148	66,148
Distributions	-	-	(20,000)	(20,000)
BALANCES, June 30, 2014	$ 2,663	$ 427,253	$ (337,801)	$ 92,115

See accompanying notes to financial statements.

KRAMBO CORPORATION

STATEMENTS OF CASH FLOWS
For the Years Ended June 30, 2014 and 2013

	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 66,148	$ (10,418)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:		
Depreciation	3,315	3,637
Changes in operating assets and liabilities:		
Fees receivable	(10,910)	(7,090)
Prepaid expenses	(1,614)	(1,343)
Lease deposit	-	(3,712)
Accounts payable and accrued expenses	(11,981)	19,025
Net Cash Flows from Operating Activities	44,958	99
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of office furniture and equipment	(17,720)	(6,150)
Net Cash Flows from Investing Activities	(17,720)	(6,150)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to stockholders	(20,000)	-
Net Cash Flows from Financing Activities	(20,000)	-
Net Change in Cash and Cash Equivalents	7,238	(6,051)
CASH AND CASH EQUIVALENTS - Beginning of Year	46,382	52,433
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 53,620	$ 46,382

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Company's Activities and Operating Cycle

Krambo Corporation (the Company) functions primarily as an investment broker in the private placement of debt securities with institutional investors.

The Company recognizes the initial nonrefundable portion of its financing fees upon commitment of the loan by the institutional investors. The remaining portion is recognized following the closing of the transaction (usually approximately three months later). The Company also records consulting revenues as services are provided.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company maintains its cash balances in two financial institutions. The balances, at times, may exceed federally insured limits.

Fees Receivable

Fees receivable are unsecured and no allowance for doubtful accounts is considered necessary by management as of June 30, 2014 and 2013.

Office Furniture and Equipment, net

Office furniture and equipment are stated at cost. Major expenditures for office furniture and equipment are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

Office furniture and equipment are being depreciated for financial reporting purposes using straight-line and accelerated methods over estimated useful lives of five years.

Lease Deposit

The Company has a security deposit in connection with the Ann Arbor office lease which is expected to be received in full at the end of the lease term in 2016.

Income Taxes

The Company is an S Corporation for federal income tax reporting purposes. Substantially all income and income tax credits are passed directly to the stockholders. Consequently, no provision for federal income taxes is included in the accompanying financial statements.

For state tax purposes, the Company has elected to be taxed under the California Bank and Corporation Tax Fairness, Simplification and Conformity Act of 1987, which imposes a tax at the corporation level at the greater of 2.5 percent of income before taxes or a minimum tax.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

The Company applies the standard related to the accounting for uncertainty in income taxes. The measurement and disclosure principles of this standard normally does not affect the financial statements of an entity that is not subject to income tax. As it relates to the Company, additional federal income taxes due to an adjustment to income or disallowed deductions generally would be imposed on the stockholders rather than the Company itself. However, there are certain exceptions where the Company could bear the burden of an uncertain federal income tax position.

The tax effects from an uncertain state income tax position can be recognized in the financial statements, only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company recognizes the financial statement benefit of a state income tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For state income tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized, upon ultimate settlement with the relevant state income tax authority.

With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for the fiscal years before 2011. The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statements of operations.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued guidance creating Accounting Standards Codification ("ASC") Section 606, "Revenue from Contracts with Customers". The new section will replace Section 605, "Revenue Recognition" and creates modifications to various other revenue accounting standards for specialized transactions and industries. The section is intended to conform revenue accounting principles with a concurrently issued International Financial Reporting Standards with previously differing treatment between United States practice and those of much of the rest of the world, as well as, to enhance disclosures related to disaggregated revenue information. The updated guidance is effective for annual reporting periods beginning on or after December 15, 2016, and interim periods within those annual periods. The Company will adopt the new provisions of this accounting standard at the beginning of fiscal year 2017. The Company will further study the implications of this statement in order to evaluate the expected impact on the financial statements.

Reclassification

For comparability, certain 2013 amounts have been reclassified to conform with classifications adopted in 2014. These reclassifications had no effect on net income (loss) or stockholders' equity.

KRAMBO CORPORATION

NOTES TO FINANCIAL STATEMENTS
As of and for the Years Ended June 30, 2014 and 2013

NOTE 2 - Office Furniture and Equipment, Net

The major categories of office furniture and equipment as of June 30 are summarized as follows:

	2014	2013
Office equipment	$ 6,096	$ 4,443
Computer equipment	19,915	13,265
Total office furniture and equipment	26,011	17,708
Less: accumulated depreciation	(5,314)	(11,416)
Office furniture and equipment, net	$ 20,697	$ 6,292

Depreciation expense for the years ended June 30, 2014 and 2013 was $3,315 and $3,637.

NOTE 3 - Lease

The Company entered into an operating lease for storage space in February 2010. The lease is on a month-to-month basis and rental payments of $231 are payable monthly.

In February 2013, the Company entered into an operating lease for an office in Ann Arbor, Michigan. Over the term of the lease from February 2013 through January 2016, monthly base rent increases from $2,760 to $3,815.

Future minimum rental payments are as follows for the years ending June 30:

2015	$ 45,360
2016	26,705
	$ 72,065

Rent expense was $49,176 and $15,509 for the years ended June 30, 2014 and 2013.

NOTE 4 - Concentrations

Four customers accounted for 21%, 13%, 13%, and 12% of total revenues for the year ended June 30, 2014. Five customers accounted for 30%, 14%, 12%, 11% and 10% of total revenues for the year ended June 30, 2013.

One customer accounted for 96% and 100% of total accounts receivable as of June 30, 2014 and 2013, respectively.

NOTE 5 - Net Capital Requirements

The Company is required to maintain a minimum net capital, as defined in Rule 15c3-1 under the Securities Exchange Act of 1934 (as amended), equivalent to the greater of $5,000 or 1/15 of aggregate indebtedness. Net capital and aggregate indebtedness may vary from day to day. As of June 30, 2014 and 2013, the Company had net capital of $45,377 and $26,302 which was $40,377 and $21,302 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.16 to 1 and 0.73 to 1 as of June 30, 2014 and 2013.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's June 30, 2014 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

NOTE 6 - Subsequent Events

The Company has evaluated subsequent events through August 26, 2014, which is the date the financial statements were available to be issued for events requiring recording or disclosure in the financial statements for the year ended June 30, 2014.

SUPPLEMENTAL INFORMATION

KRAMBO CORPORATION

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2014

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$	92,115
Deductions and/or charges:		
Non-allowable assets:		
Fees receivable		18,300
Prepaid expense		2,957
Office furniture and equipment, net		20,697
Lease deposit		3,712
Total non-allowable assets		45,666
Net capital before haircuts on securities positions		46,449
Haircuts on securities positions		1,072
Net capital	$	45,377

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$	7,171

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$	5,000
Excess net capital at 1,500 percent	$	40,377
Excess net capital at 1,000 percent	$	39,660
Ratio: Aggregate indebtedness to net capital		0.16 to 1